Mail Stop 4561
via fax (732) 509-9299

July 11, 2008

William M. Freeman
President and CEO
Arbinet-theexchange, Inc.
120 Albany Street
Tower II, Suite 450
New Brunswick, NJ 08901

> **Re:** **Arbinet-theexchange, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 000-51063**

Dear Mr. Freeman:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

General

1.   We note the references in your 10-K to the Middle East. We also note that the company has issued press releases in which you discuss expanding into the

Middle East. While your 10-K or the press releases did not specifically mention Iran, Syria and Sudan, they are countries in the region that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries**.**

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

3.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows pursuant to the guidance of Section IV of SEC Release No. 33-8350. In your response, please address why accounts receivable and accounts payable decreased from fiscal 2006 to 2007.

Summary Disclosures about Contractual Obligations, page 42

4.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Note 1. Business and Summary of Significant Accounting Policies

Consolidated Statements of Operations, page F-4

5.   We note that the Company presents cost of trading revenues pursuant to Rule 5-03 of Regulation S-X. Tell us where you have included the cost of fee revenues in your statement of operations. In this regard, tell us whether the income statement line item "operations and development" is the equivalent of "costs and expenses applicable to sales or revenue" (costs of revenue) as defined in Rule 5-03 of Regulation S-X. If so, explain why you do not refer to this line item as costs of revenue. If your income statement does not include the cost of fee revenues, then tell us how you determined that your current disclosures comply with Rule 5-03.

Concentration of Credit Risk, page F-10

6.   We note that the Company has agreements with GMAC Commercial Finance LLC ("GMAC") and Silicon Valley Bank ("SVB") for global credit risk management services. Based on your disclosure, it appears that your agreement with SVB qualifies for sale treatment pursuant to SFAS 140 and GMAC does not. Please confirm and provide us with your analysis supporting your conclusion and how you believe you meet the disclosure requirements of SFAS 140. Specifically, if either of the arrangements meets the sale criteria, then tell us how you considered disclosing the gains or losses on such sales, if any, and the total amount of receivables either transferred or sold during fiscal 2007 and fiscal 2006. Also, please explain further the guidance that you are relying upon in recording a liability upon the sale of the receivables to SVB and tell us how you account for the trade receivable in these transactions. Additionally, tell us what guidance you considered in determining the changes in amounts "due to Silicon Valley bank" should be classified in the statement of cash flows as financing activity rather than an operating activity.

Note 8. Segment Reporting, page F-18

7.   Tell us how you considered separately presenting significant non-cash items (e.g. restructuring, impairment, etc.) other than depreciation, depletion, and amortization expense in your segment disclosures pursuant to paragraph 27(j) of

SFAS 131. In addition, tell us how you considered providing geographic information pursuant to paragraph 38 of SFAS 131.

Note 11. Income Taxes, page F-22

8.   We note from your disclosures on page 37 that the income tax benefit for fiscal 2005 includes $1.5 million related to the reversal of a portion of the valuation allowance that you previously recorded against the deferred tax assets. We further note that in fiscal 2006, the Company reestablished a full valuation allowance against the net deferred tax assets and ultimately reversed the effects of the $1.5 million benefit recorded in fiscal 2005. Please explain further your basis for concluding in fiscal 2005 that a portion of the deferred tax assets were realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Further, tell us what changed in your analysis from fiscal 2005 to 2006 that required you to reestablish a full valuation within one year. Also, tell us what consideration you have given to enhancing your disclosures to more clearly explain the factors that contribute to the reversal of your deferred tax allowance.

Note 14. Goodwill and Intangible Assets, page F-27

9.   We note that the Company recorded $349K in goodwill upon the acquisition of Broad Street in December 2006. We also note from your disclosure on page F-8 that you perform your annual goodwill impairment test on the first day of your fourth fiscal quarter. Tell us how you considered the guidance of paragraphs 28 and 39 of SFAS 142 in determining that the goodwill for the reporting unit which includes Broad Street was not impaired as of 12/31/07 and as of 3/31/08. In your response, please provide us with the carrying value and fair value of each of your reporting units for your annual impairment test and subsequent interim tests, if any.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief